UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                               ASAHI/AMERICA, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04338D106
                                 --------------
                                 (CUSIP Number)

                                December 31, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)
         |X| Rule 13d-1(c) (Amendment filed pursuant to Rule 13d-2(b)) |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 7 pages

----------------------------------                   ---------------------------
| CUSIP NO. 04338D106            |        13G       |   Page  2  of  7  Pages  |
|           -----------          |                  |        ---    ---        |
----------------------------------                   ---------------------------

|--------|---------------------------------------------------------------------|
|   1    |  NAME OF REPORTING PERSON                                           |
|        |  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)          |
|        |                                                                     |
|        |  Nannette S. Lewis                                                  |
|--------|---------------------------------------------------------------------|
|   2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]  |
|        |                                                            (b) [ ]  |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   3    |  SEC USE ONLY                                                       |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|   4    |  CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|        |                                                                     |
|        |  United States of America                                           |
|-----------------|--------|---------------------------------------------------|
|                 |   5    |  SOLE VOTING POWER                                |
|                 |        |  932,780                                          |
|     NUMBER OF   |--------|---------------------------------------------------|
|      SHARES     |   6    |  SHARED VOTING POWER                              |
|   BENEFICIALLY  |        |  0                                                |
|     OWNED BY    |--------|---------------------------------------------------|
|       EACH      |   7    |  SOLE DISPOSITIVE POWER                           |
|    REPORTING    |        |  725,523                                          |
|      PERSON     |--------|---------------------------------------------------|
|       WITH      |   8    |  SHARED DISPOSITIVE POWER                         |
|                 |        |  0                                                |
|------------------------------------------------------------------------------|
|   9    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|        |                                                                     |
|        |  932,780                                                            |
|--------|---------------------------------------------------------------------|
|  10    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN  [ ] |
|        |  SHARES                                                             |
|        |                                                                     |
|--------|---------------------------------------------------------------------|
|  11    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                  |
|        |  27.58% of Common Stock beneficially owned                          |
|--------|---------------------------------------------------------------------|
|  12    |  TYPE OF REPORTING PERSON                                           |
|        |  IN                                                                 |
--------------------------------------------------------------------------------



                               Page 2 of 7 pages

Item 1(a).  Name of Issuer
            --------------
            Asahi/America, Inc.


Item 1(b).  Address of Issuer's Principal Office
            ------------------------------------
            35 Green Street
            Malden, MA  02148


Item 2(a).  Name of Person Filing
            ---------------------
            Nannette S. Lewis


Item 2(b).  Address of Principal Business Office, or if None, Residence
            -----------------------------------------------------------
            c/o Asahi/America, Inc.
            35 Green Street
            Malden, MA  02148


Item 2(c).  Citizenship
            -----------
            United States of America


Item 2(d).  Title of Class of Securities
            ----------------------------
            Common Stock


Item 2(e).  CUSIP Number
            ------------
            04338D106

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

   (a)[ ]   Broker or dealer registered under Section 15 of the Exchange Act
   (b)[ ]   Bank as defined in Section 3(a)(6) of the Exchange Act.
   (c)[ ]   Insurance company as defined in Section 3(a)(19) of the
            Exchange Act.
   (d)[ ]   Investment company registered under Section 8 of the Investment
            Company Act.
   (e)[ ]   Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
   (f)[ ]   Employee benefit plan, or endowment fund in accordance with
            Rule 13d-1(b)(1)(ii)(F).
   (g)[ ]   Parent holding company or control person, in accordance with
            Rule 13d-1(b)(1)(ii)(G).
   (h)[ ]   A savings association as defined in Section 3(b) of the
            Federal Deposit Insurance Act.
   (i)[ ]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.



                               Page 3 of 7 pages

   (j)[ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to Rule 13d-1(c), check this box [X].

            This statement is an amendment filed pursuant to Rule 13d-2(b).

Item 4.     Ownership
            ---------

            Provide the following information regarding the aggregate number and percentage of the class of the securities of the issuer identified in Item 1.


            (a) Amount Beneficially Owned:

            932,780 (includes 207,257 shares owned by Wells Fargo Bank, N.A. as executor of the estate of Alan Baker, over which Mrs. Lewis' husband has voting control pursuant to the terms of a voting trust. Mr. Lewis holds a currently exercisable option and right of first refusal to purchase the shares owned by Wells Fargo Bank, N.A.; also includes 1,750 shares owned by Mrs. Lewis' son as to which she is custodian)

            (b) Percent of Class:

            % of Common Stock beneficially owned

            (c) Number of shares as to which such persons has:

                (i) sole power to vote or to direct the vote:

                    932,780 shares of common stock

               (ii) shared power to vote or to direct the vote:

                    -0-

              (iii) sole power to dispose or to direct the disposition of:

                    725,523

               (iv) shared power to dispose or to direct the disposition of:

                    -0-


Item 5.     Ownership of Five Percent or Less of a Class.
            ---------------------------------------------

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial


                               Page 4 of 7 pages
            owner of more than five percent of the class of securities, check the following [ ].

                   Inapplicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.
            ----------------------------------------------------------------

            If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            Wells Fargo Bank, N.A., executor of the estate of Alan Baker.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
            ------------------------------------------------------------------

            If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                   Inapplicable

Item 8.     Identification and Classification of Members of the Group.
            ---------------------------------------------------------

            If a group has filed this schedule, pursuant to Rule
            13d-1(b)(1)(ii)(J), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

                   Inapplicable

Item 9.     Notice of Dissolution of Group.
            ------------------------------

            Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by the members of the group, in their individual capacity. (See Item 5.)

                   Inapplicable


                               Page 5 of 7 pages

Item 10.    Certification.
            -------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.


                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]





                               Page 6 of 7 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    Date: February 12, 1999
                                          ----------------------------

                                    Signature: /s/ Nannette S. Lewis
                                               ------------------------

                                    Name/Title: Nannette S. Lewis
                                                ----------------------


                               Page 7 of 7 pages